UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission file number: 001-39278

Kingsoft Cloud Holdings Limited

(Exact Name of Registrant as Specified in Its Charter)

Building E, Xiaomi Science and Technology Park, No. 33 Xierqi Middle Road,

Haidian District

Beijing, 100085, the People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No.	Description

99.1	Kingsoft Cloud Holdings Limited Successfully Listed on Hong Kong Stock Exchange
99.2	Announcement on The Stock Exchange of Hong Kong Limited Regarding Recent Trading Information, dated December 23, 2022
99.3	Clarification Announcement on The Stock Exchange of Hong Kong Limited Regarding the Formal Notice and Recent Trading Information Announcement, dated December 28, 2022
99.4	Announcement on The Stock Exchange of Hong Kong Limited Regarding Previous Trading Day Trading Information, dated December 28, 2022
99.5	Announcement on The Stock Exchange of Hong Kong Limited Regarding Previous Trading Day Trading Information, dated December 29, 2022
99.6	Announcement on The Stock Exchange of Hong Kong Limited Regarding Previous Trading Day Trading Information, dated December 30, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kingsoft Cloud Holdings Limited

Date: December 30, 2022	By:	/s/ Haijian He
		Name:	Haijian He
		Title:	Chief Financial Officer and Director